Marc Recht (617) 937-2316 mrecht@cooley.com	VIA EDGAR
June 29, 2009
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Russell Mancuso, Branch Chief
RE:	Clinical Data, Inc. Registration Statement of Form S-3 Filed May 7, 2009 Registration No. 333-159039
Ladies and Gentlemen:
     On behalf of Clinical Data, Inc. (the “Company”), we are hereby filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 (the “Amendment”) to the Company’s Registration Statement on Form S-3, initially filed with the Commission on May 7, 2009 (the “Original Registration Statement”). Set forth below are the Company’s responses to the comments of the Staff of the Commission’s Division of Corporation Finance (the “Staff”) given by letter (the “Comment Letter”) dated May 28, 2009 from Russell Mancuso, Branch Chief. The responses are numbered to correspond to the comments set forth in the Comment Letter, which for convenience, we have incorporated into the response letter. We are delivering one marked complete courtesy copy of the Amendment and one courtesy copy of this letter to Mr. Mancuso as well as to Mary Beth Breslin of the Commission’s Division of Corporation Finance.
     Selling Stockholders, page 8
1.	Comment: Please revise the table to show clearly the aggregate beneficial ownership of the individual who beneficially owns the shares held in the name of the entities identified in the table.
          Response: Please see the Company’s updated disclosure in the Amendment in the section entitled “Selling Stockholders,” beginning on page 11, reflecting its response to this comment.
2.	Comment: Given the nature and size of the transaction being registered, as well as the pattern of involvement that the selling shareholders and their affiliates have had in your registered offerings in the past three years, advise the staff of the company’s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).
THE PRUDENTIAL TOWER, 800 BOYLSTON STREET, 46TH FLOOR, BOSTON, MA 02199 T: (617) 937-2300 F:(617) 937-2400 WWW.COOLEY.COM

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          Response: Under Rule 415(a)(1)(i), a transaction may be registered on a shelf registration statement on Form S-3 and offered on a delayed or continuous basis if the securities are to be offered or sold on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary. The Staff has noted that “the question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.” See Question 612.09 of the Compliance & Disclosure Interpretations for the Securities Act. Furthermore, the Company is aware of informal Staff guidance provided over the past several years that private placement transactions (especially those involving convertible debt securities with floating conversion prices), in which an issuer, not otherwise eligible to utilize Form S-3 for resale purposes, is attempting to register on a secondary basis more than 30% of its outstanding shares (and in some cases, its public float), are subject to greater Staff scrutiny as to whether such registration statements are properly registering secondary transactions, as opposed to primary ones. The Company understands that the Staff is also particularly mindful of the role of the selling shareholders in these transactions and whether such selling shareholders are more properly deemed to be underwriters of the Company’s securities.
          The Company believes that it has properly utilized Form S-3 as a resale registration statement and that the selling shareholders are not underwriters in this instance for the following reasons:
•	The Company is eligible to use Form S-3 for secondary sales, as it has filed all reports and other material required to be filed under the Exchange Act for at least the twelve calendar months preceding the filing of the Original Registration Statement.

•	The Company is eligible to use Form S-3 for primary sales, as well, given that as of the time of the Original Registration Statement was filed, the Company’s public float was $128.1 million (based on a closing bid price of the Company’s stock of $11.98 per share and non-affiliate shares outstanding of 10,691,334).

•	The selling shareholders have assumed market risk in their investment, given that the convertible notes sold by the Company have a fixed conversion price of $8.1825, which as of the date of the sale of the notes was above the market price of $8.12 per share ($0.0625 per share was added to the closing bid price of the Company’s common stock on the date of issuance of the notes, reflecting the value of the warrants, in accordance with Nasdaq National Market requirements for issuances to insiders). The total shares issuable upon conversion of the notes is 6,110,600 and is fixed.
THE PRUDENTIAL TOWER, 800 BOYLSTON STREET, 46TH FLOOR, BOSTON, MA 02199 T: (617) 937-2300 F: (617) 937-2400 WWW.COOLEY.COM

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June 29, 2009
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•	The selling shareholders are long-term investors and are not in the business of underwriting securities or acting as a conduit of the Company’s securities. As set forth below in response to Comment 5, neither Mr. Kirk nor his affiliates have ever sold shares acquired directly from Company and have maintained an ever-increasing position in the Company’s securities since 1999 without any meaningful sales or other dispositions. Moreover, Mr. Kirk and his affiliates continue to faithfully support the Company and the development of its products, investing more than an aggregate of $150 million into the Company on multiple occasions, including approximately $125 million since the recent market turmoil began in mid-2007, including $25 million invested during the fall of 2008 when the U.S. public and private markets were in unprecedented upheaval.

•	At the conversion price, the convertible notes represented approximately 26% of the Company’s outstanding shares at the time the convertible notes were issued. Finally, the warrants issued in connection with the convertible notes are not exercisable for six (6) months following the closing, or August 25, 2009, and therefore, in accordance with Rule 144, the shares underlying the warrants should be deemed to have come to rest by the time they could ever be sold by the selling shareholders.

•	It is not Mr. Kirk’s or his affiliates’ current intention to sell any shares of the Company’s common stock in the foreseeable future.
3.	Comment: Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes in this disclosure.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible notes and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible notes.
          Response: Please see the Company’s updated disclosure in the Amendment under the section entitled, “Prospectus Summary — Private Placements of Convertible Notes and Warrants,” beginning on page 6, consisting of a tabular and narrative disclosure of the amounts of payments the Company may be required to make in connection with the issuance of the convertible notes.
THE PRUDENTIAL TOWER, 800 BOYLSTON STREET, 46TH FLOOR, BOSTON, MA 02199 T: (617) 937-2300 F: (617) 937-2400 WWW.COOLEY.COM

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4.	Comment: Please tell us whether the selling stockholders are broker-dealers or affiliates of a broker-dealer.
          Response: None of the selling shareholders are broker-dealers or affiliates of a broker-dealer.
5.	Comment: Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction;
•	The date of the transaction;

•	The number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•	The number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

•	The number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•	The percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued or issuable in connection with the applicable transaction, and dividing that number by the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders.

•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

•	the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).
Response: Please see the Company’s updated disclosure in the Amendment in the section entitled, “Selling Stockholder — Prior Securities Transactions Between Us and the Selling Stockholders and Affiliates,” beginning on page 12, consisting of a tabular description of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling
THE PRUDENTIAL TOWER, 800 BOYLSTON STREET, 46TH FLOOR, BOSTON, MA 02199 T: (617) 937-2300 F: (617) 937-2400 WWW.COOLEY.COM

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shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons).
6.	Comment: Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:
•	the number of shares outstanding prior to the convertible note transaction that are held by persons other than the selling shareholders, affiliates of company, and affiliates of the selling shareholders;

•	the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

•	the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to he held by the selling shareholders or affiliates of the selling shareholders:

•	the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

•	the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.
     In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.
          Response: Please see the Company’s updated disclosure in the Amendment in the section entitled, “Selling Stockholder — Prior Registration Statements and Sales of Our Securities,” beginning on page 15, consisting of a tabular description of the information required by this comment.
7.	Comment: Please provide us detailed information regarding when shares registered for resale by Randal Kirk or his affiliates in prior registration statements were resold by that selling shareholder.
          Response: As of the date of this letter, none of Mr. Kirk or his affiliates have sold any shares of common stock registered under the registration statements listed in the response to Comment 6.
8.	Comment: Please tell us, with a view toward disclosure in the prospectus, whether — based on information obtained from the selling shareholders — any of the selling shareholders have an existing short position in the company’s common stuck and, if any of the selling shareholders have an existing short, position in the company’s stock, the following additional information:
THE PRUDENTIAL TOWER, 800 BOYLSTON STREET, 46TH FLOOR, BOSTON, MA 02199 T: (617) 937-2300 F: (617) 937-2400 WWW.COOLEY.COM

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•	the date on which each such selling shareholder entered into that short position: and

•	the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc.).
          Response: As disclosed in the Amendment in the section entitled, “Selling Stockholder — Prior Registration Statements and Sales of Our Securities,” beginning on page 15, none of the selling shareholder or his affiliates currently has, or ever has had, a short position in the common stock of the Company.
9.	Comment: Please include in your prospectus a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) — the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes.
     Also, please tell us where you have filed all agreements regarding these relationships and arrangements.
          Response: Please see the Company’s updated disclosure in the Amendment in the section entitled, “Selling Stockholder — Related Party Transactions,” beginning on page 16, consisting of a description of each such transaction with the selling shareholder, as required by this comment.
10.	Comment: Please provide the undertakings required by Regulation S-K Items 512(a)(5)(ii) and 512(a)(6).
          Response: In response to the Staff’s comment, the Company has added to the Amendment under the section entitled, “Item 17. Undertakings,” the additional undertaking required by Regulation S-K Item 512(a)(5)(ii). The undertaking required by Regulation S-K Item 512(a)(6), however, is only applicable to the initial distribution of securities rather than secondary offering. Given that the registration statement relates to a secondary offering of the Company’s common stock, the Company does not believe it is appropriate to include the undertaking required by this Item.
* * * * * *
     When appropriate, the Company will provide a written request for acceleration of the
THE PRUDENTIAL TOWER, 800 BOYLSTON STREET, 46TH FLOOR, BOSTON, MA 02199 T: (617) 937-2300 F: (617) 937-2400 WWW.COOLEY.COM

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effective date of the registration statement and will include the requested “Tandy” language therein. The Company is aware of its obligations under Rules 460 and 461 regarding requesting acceleration of the effectiveness of the registration statement.
     We hope that the above responses and the related revisions to the Amendment will be acceptable to the Staff. Please do not hesitate to call Marc Recht or Robert Hadfield of this firm at (617) 937-2300 with any comments or questions regarding the Amendment and this letter. We thank you for your time and attention.

Best regards,
/s/ Marc Recht
Marc Recht

cc:	Securities and Exchange Commission Russell Mancuso Mary Beth Breslin Clinical Data, Inc. Andrew J. Fromkin C. Evan Ballantyne Caesar J. Belbel John McCabe Cooley Godward Kronish LLP Robert O. Hadfield
THE PRUDENTIAL TOWER, 800 BOYLSTON STREET, 46TH FLOOR, BOSTON, MA 02199 T: (617) 937-2300 F: (617) 937-2400 WWW.COOLEY.COM